Exhibit 99.1

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

 Investors:
Anat Earon-Heilborn
NICE Systems Ltd.
+1 877 245 7449
ir@nice.com

NICE Actimize Selected by Bank of Ireland to Provide
Enterprise-Wide Financial Crime Protection

NEW YORK – April 04, 2011 - NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that its Enterprise Risk Case Manager, Card Fraud and Anti-Money Laundering (AML) solutions have been chosen by Bank of Ireland. NICE Actimize’s single financial crime platform will allow the bank to obtain a more holistic view of financial crime risk across the enterprise to help in its efforts to minimize risk and enhance regulatory compliance.

In response to rising regulatory pressure and growing fraud and AML threats, Bank of Ireland sought to be proactive by adopting a modern solution that can help them adapt to the evolving financial crime and regulatory landscape.

"The implementation of NICE Actimize’s solutions is an example of our institution’s commitment to staying ahead of financial crime activity," said Dermot Mullen, divisional risk partner at the Bank of Ireland. "Banks that invest in technology to protect their customers simply run more efficient businesses and reduce their operational losses. NICE Actimize’s technology will help us to build upon existing preventative measures and to detect potential illicit behavior early on by providing Bank of Ireland with additional ability to monitor activity occurring within and across different segments of our organization. Further, the flexibility of NICE Actimize’s platform will enable us to easily adapt as new regulations are enacted.”

Bank of Ireland will implement a number of NICE Actimize financial crime prevention solutions across its businesses that will address fraud and money laundering risks. Built on a single core risk platform, all solutions connect seamlessly to provide enterprise-wide risk management and compliance support.

“We are pleased to add Bank of Ireland to our growing European, and global, customer base,” said Amir Orad, president and chief executive officer of NICE Actimize. “In today’s highly competitive business climate, institutions such as Bank of Ireland recognize that effective financial crime management has a great impact on banks’ operational effectiveness and profitability. Bank of Ireland has proven itself as a market leader by choosing an integrated approach to fraud prevention and compliance, to better protect their clients, reputation, and business performance.”

NICE Actimize, a NICE Systems company, is the world’s largest and broadest financial crime, risk and compliance solutions provider.  The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world’s largest financial institutions, including all of the top 10 banks, the company’s solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs.www.actimize.com.

About Bank of Ireland

Bank of Ireland is a banking group based in the Republic of Ireland and was established in 1783 by Royal Charter. In the Republic of Ireland, the Bank is a systemically important bank in the economy with a strong brand presence. It has well-established operations in the UK and a portfolio of niche skill-based businesses internationally. It is a traditional relationship-driven retail and commercial bank with a conservative business philosophy, diversified portfolio and income streams. It has 14,647 employees. It is a public company with its shares quoted in Dublin, London and New York. Bank of Ireland is regulated by the Central Bank of Ireland. In the UK, the Bank is authorized by the Central Bank of Ireland and authorized and subject to limited regulation by the Financial Services Authority.

About NICE Systems

NICE Systems is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note:  Actimize, the Actimize logo, NICE Actimize, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Orad, are based on the current expectations of the management of NICE-Systems Ltd.(the Company)only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.